EXHIBIT 99.4

Q3 2010

ALGONQUIN POWER & UTILITIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS &

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the nine months ended September 30, 2010 and 2009

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	September 30, 2010	December 31, 2009

ASSETS
Current assets:
Cash	$3,146	$2,796
Short term investments	—	40,010
Accounts receivable	23,999	20,484
Prepaid expenses	3,422	4,674
Income tax receivable	576	1,143
Current portion of future tax asset	13,321	14,566
Current portion of notes receivable	539	521

	45,003	84,194

Long-term investments and notes receivable	31,305	24,029
Future non-current income tax asset	62,692	61,219
Property, plant and equipment (note 3)	743,586	749,350
Intangible assets (note 3)	77,607	85,929
Restricted cash	3,808	4,316
Deferred financing costs	159	200
Other assets (note 3)	5,269	4,176

	$969,429	$1,013,413

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$26,058	$33,219
Dividends payable	5,702	1,857
Income taxes payable	787	5
Current portion of long-term liabilities (note 5)	112,428	3,360
Current portion of other long-term liabilities	1,071	1,025
Current portion of derivative liabilities (notes 3 and 13)	4,174	5,775
Current portion of deferred credits	10,398	10,500
Future income tax liability	356	913

	160,974	56,654
Long-term liabilities	144,058	241,412
Convertible debentures	171,596	173,257
Other long-term liabilities	28,212	25,228
Future income tax liability	79,533	79,914
Derivative liabilities (note 13)	5,224	3,920
Deferred credits (note 11)	35,319	39,379
Shareholders’ equity:
Shareholders’ capital (note 6)	795,248	787,037
Deficit	(358,965)	(344,676)
Accumulated other comprehensive loss	(91,770)	(48,712)

	344,513	393,649

	$969,429	$1,013,413

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per common share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Revenue:

Energy sales	$30,411	$30,139	$98,674	$100,013
Waste disposal fees	3,868	3,821	4,875	10,682
Water reclamation and distribution	10,248	10,222	28,002	29,826
Other revenue	916	928	2,457	3,303

	45,443	45,110	134,008	143,824

Expenses

Operating	25,171	24,219	73,543	78,796
Amortization of property, plant and equipment	9,130	9,700	27,154	29,059
Amortization of intangible assets	2,623	1,813	7,519	5,474
Management costs (note 7)	—	213	—	639
Administrative expenses	3,855	3,250	9,760	8,181
(Gain) / loss on foreign exchange	(841)	313	(474)	(1,003)

	39,938	39,508	117,502	121,146

Earnings before undernoted	5,505	5,602	16,506	22,678

Interest expense	6,480	5,086	18,893	15,742
Interest, dividend income and other income	(1,349)	(2,848)	(3,709)	(5,133)
(Gain) / loss on derivative financial instruments (note 13)	805	(7,100)	2,945	(15,803)

	5,936	(4,862)	18,129	(5,194)

Earnings / (loss) from operations before income taxes and minority interest	(431)	10,464	(1,623)	27,872

Income tax expense (recovery)
Current	220	167	655	631
Future (note 11)	(2,289)	(3,091)	(5,344)	(7,896)

	(2,069)	(2,924)	(4,689)	(7,265)

Minority interest in earnings of subsidiaries	105	310	315	2,514

Net earnings	$1,533	$13,078	$2,751	$32,623

Basic net earnings per share (note 8)	$0.02	$0.17	$0.03	$0.42

Diluted net earnings per share (note 8)	$0.02	$0.17	$0.03	$0.42

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operating Activities:
Net earnings	$1,533	$13,078	$2,751	$32,623
Items not affecting cash:
Amortization of property, plant and equipment	9,130	9,700	27,154	29,059
Amortization of intangible assets	2,623	1,813	7,519	5,474
Other amortization	752	256	2,113	734
Distributions received in excess of equity income	381	(154)	1,027	1,336
Future income taxes recovery	(2,289)	(3,091)	(5,344)	(7,896)
Gain on sale of land	—	(1,451)	—	(1,451)
Unrealized gain on derivative financial instruments	(1,059)	(8,545)	(3,629)	(20,218)
Stock option expense	34	—	34	—
Minority interest	105	310	315	2,514
Unrealized foreign exchange gain	(1,046)	(68)	(831)	(958)

	10,164	11,848	31,109	41,217

Changes in non-cash operating working capital (note 10)	(4,022)	2,540	(3,044)	(3,744)

	6,142	14,388	28,065	37,473

Financing Activities:
Cash dividends / distributions (note 9)	(5,706)	(4,681)	(13,192)	(14,022)
Cash distributions to non-controlling interest (notes 7 and 9)	(105)	(200)	(318)	(670)
Trustee loans	—	9	—	15
Deferred financing costs	(62)	5	(153)	(47)
Increase in long-term liabilities	13,497	—	67,997	14,000
Decrease in long-term liabilities	(7,502)	(5,685)	(55,120)	(24,261)
Decrease (increase) in other long-term liabilities	(574)	(500)	(399)	126

	(452)	(11,052)	(1,185)	(24,859)
Investing Activities:
Decrease in restricted cash	310	215	435	122
Decrease in short-term investment	—	—	40,010	—
Increase in other assets	(229)	(1,610)	(1,035)	(2,642)
Receipt of principal on notes receivable	105	94	304	351
Proceeds from liquidation of Highground assets (note 3(c))	—	—	170	302
Increase in long term investments and notes (note 4)	(2,094)	—	(8,659)	—
Proceeds from sale of land	—	2,502	—	2,502
Net additions to property, plant and equipment	(2,666)	(3,303)	(14,653)	(10,199)
Acquisitions of operating entities (note 3)	(364)	(113)	(43,094)	(860)

	(4,938)	(2,215)	(26,522)	(10,424)

Effect of exchange rate differences on cash	(2)	(308)	(8)	(402)

Increase in cash	750	813	350	1,788

Cash, beginning of the period	2,396	6,877	2,796	5,902

Cash, end of the period	$3,146	$7,690	$3,146	$7,690

	—		—
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$4,896	$5,056	$14,026	$15,129
Cash paid during the period for income taxes	$(206)	$(121)	$(81)	$816

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Deficit

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Balance, beginning of period	$(354,744)	$(346,417)	$(344,676)	$(358,669)
Adjustments relating to adoption of EIC 173 without retatement of prior periods	—	—	—	2,048

	(354,744)	(346,417)	(344,676)	(356,621)
Net earnings	1,533	13,078	2,751	32,623
Dividends/Distributions (note 9)	(5,754)	(4,681)	(17,040)	(14,022)

Balance, end of period	$(358,965)	$(338,020)	$(358,965)	$(338,020)

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Comprehensive Income / (Loss) and

Accumulated Other Comprehensive Income / (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Net earnings	$1,533	$13,078	$2,751	$32,623

Other comprehensive loss:
Forward exchange contracts settled in the period	—	(279)	—	(1,692)
Translation of self sustaining foreign operations	(8,915)	(12,528)	(5,453)	(21,128)

Other comprehensive income (loss)	(8,915)	(12,807)	(5,453)	(22,820)

Total comprehensive income (loss)	$(7,382)	$271	$(2,702)	$9,803

Accumulated other comprehensive loss:
Balance, beginning of the period	$(82,855)	$(31,455)	$(48,712)	$(21,442)
Translation of self sustaining foreign operations due to accounting change (note 2)	—	—	(37,605)	—
Other comprehensive income / (loss)	(8,915)	(12,807)	(5,453)	(22,820)

Balance, end of the period	$(91,770)	$(44,262)	$(91,770)	$(44,262)

See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of Algonquin Power & Utilities Corp. (“APUC” or “the Company”) should be read in conjunction with the audited consolidated financial statements of APUC for the year ended December 31, 2009. The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since APUC’s last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements.

APUC’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. Algonquin’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2009 annual financial statements, except as outlined below.

2.	Change in accounting

As a result of the change in its corporate structure relating to conversion of the Company from an income trust to a corporation, the Company re-evaluated its exposure to currency exchange rate changes as determined by the underlying facts and circumstances of the economy in which the US divisions operate. The Company concluded that the US operations of the Renewable Energy and Thermal Energy divisions no longer should be classified as integrated foreign operations but rather as self-sustaining operations. Consequently, these divisions have been prospectively translated into Canadian dollars using the current rate method, effective January 1, 2010. The net exchange adjustment of $37,605 resulting from the current rate translation of non-monetary items, principally property, plant and equipment and intangible assets, as of the date of the change is included as a separate component of other comprehensive income with a corresponding reduction to the carrying amount of the non-monetary items.

3.	Acquisitions

a)	Acquisition of electrical generation and regulated distribution utility

In 2009, APUC entered into an agreement to co-acquire an electrical generation and regulated distribution utility through a strategic partnership with Emera Inc. (“Emera”). APUC will own 50.001% and Emera will own 49.999% of the newly formed California Pacific Electric Company (“Calpeco”), which has agreed to acquire the California-based electricity distribution and related generation assets (the “California Utility”) of NV Energy, Inc. for a purchase price of approximately US $137 million, subject to certain working capital and other closing adjustments. APUC and Emera will together own and operate the California Utility through Calpeco. The California Utility currently provides electric distribution service to approximately 47,000 customers in the Lake Tahoe region. The transaction is subject to U.S. state and federal regulatory approval which is expected to occur in late 2010 or early 2011.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

As an element of the strategic partnership announced on April 23, 2009, Emera has also agreed to a conditional treasury subscription of approximately 8.5 million shares of APUC at a price of $3.25 per share. Delivery of the shares under the subscription receipts is conditional on and is planned to occur simultaneously with the closing of the acquisition of the California Utility. The proceeds of the subscription receipts are to be utilized to fund a portion of the cost of acquisition of the California Utility.

During the three and nine months ended September 30, 2010, APUC has incurred costs of $364 (2009 - $113) and $692 (2009 - $810) related to the strategic partnership with Emera. These costs are recorded as deferred transaction costs and are included in other assets on the Consolidated Balance Sheet.

b)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

On January 12, 2010, APUC acquired certain electrical generating facility assets including 36.8MW of hydroelectric generating capacity located in New Brunswick and Maine. The acquisition consists of three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. The acquisition also includes five thermal generating stations and certain regulated New Brunswick Independent System Operator transmission lines located in proximity to the generating facilities. In connection with the Tinker Acquisition, on February 4, 2010, APUC also acquired a related energy services business (“Energy Services Business”).

The Energy Services Business retails the electricity generated by the Tinker facilities to commercial and industrial customers in northern Maine.

The total purchase price, including acquisition costs, was $40,671. Acquisition costs of $390 were paid in 2009 which were recorded as deferred transaction costs and included in other assets on the consolidated balance sheet at December 31, 2009.

The acquisition has been accounted for using the purchase method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been preliminarily allocated to net assets acquired as follows:

Working capital (net of cash received of $1)	$69
Property, plant and equipment	39,555
Intangible asset – energy sales contracts	4,421
Derivative liability – energy forward purchase contracts (note 11)	(3,374)

Total cash consideration	$40,671

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

b)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”) (continued)

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and liabilities assumed. The value assigned to property plant and equipment is subject to change due to finalization of tax values of the assets acquired at date of acquisition. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the purchase price. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ from the amounts noted above in the preliminary purchase price allocation.

c)	Acquisition of Water Utility System (“the Galveston Utility”)

On March 17, 2010 Liberty Water, a wholly owned subsidiary of APUC, acquired a water distribution and wastewater collection system located near Galveston, Texas for a total purchase price of $2,038. The Galveston Utility provides water distribution and wastewater collection services to approximately 260 equivalent residential connections.

The acquisition has been accounted for using the purchase method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been allocated to net assets acquired as follows:

Property, plant and equipment	$2,023
Intangible asset	15

Total cash consideration	$2,038

d)	Highground Capital Corporation

In 2008, the Company entered into an agreement with Highground Capital Corporation (“Highground”), CJIG Management Inc. (“CJIG”), which is the manager of Highground and a related party of the Company controlled by the shareholders of Algonquin Power Management Inc (“APMI”). Under the agreement, CJIG acquired all of the issued and outstanding common shares of Highground and the Company issued trust units to the Highground shareholders and CJIG.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

d)	Highground Capital Corporation (continued)

The Company initially recorded the trust units issued at their fair value of $7.69 per unit which, net of transaction costs of $767, resulted in proceeds of the trust units being initially recorded at a value of $26,203. By September 30, 2010, the Company has received consideration and issued equity as follows:

Consideration received:
Cash and assets received prior to December 31 2008	$26,203
Cash received in 2009	983
Cash received in 2010	170

$27,356

In 2009, APUC’s consideration received from the acquisition exceeded $26,970, the minimum contemplated under the agreements, and, as a result APUC is entitled to 50% of any additional proceeds from the assets formerly owned by Highground. CJIG is entitled to the remaining 50% of any proceeds in excess of the minimum amount. During the three and nine months ended September 30, 2010, APUC received $nil (2009 - $nil) and $170 (2009 - $302) respectively from CJIG as APUC’s share of the 50% of additional proceeds from the further liquidation of the assets held by Highground. This has been recorded as an increased amount assigned to the equity originally issued.

The remaining investments, formerly held by Highground, currently consist of two non-liquid debt assets having an approximate principal amount of $2,246. APUC’s 50% share of any additional proceeds from liquidation of the remaining Highground assets will be recorded as additional proceeds when received from CJIG.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

4	Long term investments and notes receivable

a)	Silverleaf Resorts Inc – Hill County

On July 29, 2010, Liberty Water, a wholly owned subsidiary of APUC, made an investment in its Hill Country facility, a part of the Silverleaf Resorts Inc.’s (“SRI”) facilities in Comal County, Texas. The investment of $2,094 (U.S. $2,021) was made under an agreement with SRI to increase the capacity of a wastewater treatment facility to support the growth of the utility. This investment has been recorded in long term investments and note receivable on the consolidated balance sheets.

b)	Red Lily

On April 19, 2010, the Company entered into agreements to provide development, construction, operation and supervision services related to the construction, commissioning and operation of a 26.4 megawatt wind energy facility (“Red Lily I”) in south-eastern Saskatchewan.

The equity in Red Lily I (‘the Partnership”) is owned by an independent investor. The Company’s investment in Red Lily I is in the form of a participation in a senior debt facility to the Partnership and providing a subordinated debt facility. APUC’s commitment under the senior debt facility is to advance up to $13,000 of the Tranche 2 senior debt. The advance will be made to fund project costs required to develop and construct Red Lily I and is expected to be invested within the next six months. The senior debt will earn an interest rate of 6.31% and will mature five years following commissioning of the project. The senior debt is secured by substantially all the assets of the Partnership. On April 19, 2010, APUC advanced $6,565 in subordinated debt to the Partnership. A second tranche of subordinated debt for an amount equal to the amounts outstanding on Tranche 2 of the senior debt but no greater than $17,000 will be advanced five years following commissioning of the project. The proceeds from this additional subordinated debt are required to be used to repay Tranche 2 of the Partnership’s senior debt, including APUC’s portion. The subordinated debt earns an interest rate of 12.5%, the principal matures 25 years following commissioning of the project but is repayable in whole or in part at any time after five years, without a pre-payment premium. The subordinated debt is secured by substantially all the assets of the Partnership but is subordinated to the senior lenders. Subsequent to the end of the quarter on October 28, 2010, APUC funded $2.0 million of senior debt to the project.

In connection with the subordinated debt facility, the Company has been granted an option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its subordinated debt of up to $19,500, exercisable for a period of 90 days commencing five years following commissioning of the project.

5.	Long-term liabilities

APUC’s senior secured revolving operating and acquisition credit facilities (the “Facilities”) mature on January 14, 2011. As of September 30, 2010, the outstanding amount due on the Facilities of $108,928 has been recorded within the current portion of long-term liabilities on the consolidated balance sheet. The amount drawn at September 30, 2010 includes U.S. $32,000 in U.S. funds.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Shareholders’ capital

Shareholders’ capital consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Balance of shares/units, beginning of period	$789,496	$726,127	$781,274	$721,953
Issued on conversion of Algonquin (AirSource) Power LP exchangeable units	—	424	—	4,296
Conversion of convertible debentures, net of costs	—	33	3,290	33
Amounts received in connection with the Highground transaction	—	—	170	302
Issuance pursuant to management internalization	—	—	4,762	—

Balance of shares/units, end of period	$789,496	$726,584	$789,496	$726,584

Trustee Loans	—	(202)	—	(202)

Stock options	34	—	34	—

Equity component of convertible debentures	5,718	479	5,718	479

Shareholders’ capital	$795,248	$726,861	$795,248	$726,861

For the nine months ended September 30, 2010, $3,491 principal amount of New Series 1 Debentures were converted at the option of holders at a price of $4.08 for each share into 855,689 shares of APUC. The carrying amount of these debentures net of unamortized issuance costs and the bifurcated equity component totaling $3,290 has been recorded as share capital. On September 30, 2010, there were 63,451 New Series 1 Debentures outstanding with a face value of $63,451.

On June 29, 2010, the Company issued 1,180,180 shares valued at $4,762 pursuant to the Management Internalization Agreement signed on December 21, 2009. The issuance of shares and final settlement was approved by the Company’s shareholders at its annual general meeting held on June 23, 2010.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Shareholders’ capital (continued)

Number of common shares/units

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Common shares/units, beginning of period	95,099,989	77,981,962	93,064,120	77,574,372

Issued on conversion of Algonquin (AirSource) Power LP exchangeable units	—	44,608	—	452,198

Conversion of convertible debentures	—	3,000	855,689	3,000

Issued pursuant to management internalization	—	—	1,180,180	—

Common shares/units, end of period	95,099,989	78,029,570	95,099,989	78,029,570

Stock Option Plan

On June 23, 2010, the Company’s shareholders approved a stock option plan (the “Plan”) that permits the grant of share options to key officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 10% of the number of Shares outstanding at the time the options are granted. The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board from time to time. Option holder may elect to surrender any portion of the vested options which is then exercisable in exchange for the In-the-Money Amount. In accordance with the Plan, the In-The-Money Amount represents the excess, if any, of the market price of a share at such time over the option price, in each case such In-the-Money amount being payable by the Company in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.

In the case of qualified retirement, the Board may accelerate the vesting of the unvested options then held by the optionee at the Board’s discretion. All vested options may be exercised within ninety days after retirement. In the case of death, the options vest immediately and the period over which the options can be exercised is one year. In the case of disability, options continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the plan. Employees have up to thirty days to exercise vested options upon resignation or termination.

Effective August 12, 2010, the Board approved the grant of 1,102,041 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $4.05, the market price of the underlying common share at the date of grant. One-third of the options vests on each of January 1, 2011, 2012 and 2013. Options may be exercised up to eight years following the date of grant.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Shareholders’ capital (continued)

The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The following assumptions were used in determining the fair value of share options granted:

2010
Risk-free Interest	2.9%
Expected Volatility	29.2%
Expected dividend yield	5.9%
Expected Life	8 years

Grant date fair value per option	$0.61

The risk-free interest rate for periods within the expected life of the option is based on the zero-coupon Canada Government bond with a similar term at the grant date. Expected volatility is estimated based on the adjusted historic volatility of the Company’s shares. The expected life was estimated to equal the contractual life of the options. The dividend yield rate is based upon historical rates in dividends of our shares.

The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. For the three months ended September 30, 2010, the Company recorded $34 in compensation expense. As at September 30, 2010, there was $636 of total unrecognized compensation costs related to non-vested shares-based compensation arrangement granted under the Plan. The cost is expected to be recognized over a period of 2.2 years.

No share options were exercised in 2010 or exercisable at September 30, 2010. The intrinsic value of the 1,102,041 non-vested shares as at September 30, 2010 was $584.

Shareholders’ Rights Plan

On June 23, 2010, the Company’s shareholders adopted a shareholders’ rights plan (the “Rights Plan”). The Rights Plan has an initial term of three years. Under the Rights Plan, one right is issued with each issued share of the Company. The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

7.	Related party transactions

Up to December 21, 2009, Algonquin Power Management Inc. (“APMI”) provided management services to the Fund including advice and consultation concerning business planning, support, guidance and policy making and general management services. On December 21, 2009, the Board of Directors (the “Board”) reached an agreement (“Management Internalization Agreement”) with APMI to internalize all management functions of the Fund which were provided by APMI. Therefore, for the three and nine months ended September 30, 2010, APMI was not paid a management fee. For the three and nine months ended September 30, 2009, APMI was paid on a cost recovery basis for all costs incurred and charged $214 and $639 respectively.

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a net basis. Base lease costs for the three and nine months ended September 30, 2010 were $82 (2009 - $81) and $245 (2009 - $249) respectively.

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI. During the three and nine months ended September 30, 2010, APUC incurred costs in connection with the use of the aircraft of $162 (2009 - $167) and $370 (2009 - $307) respectively and amortization expense related to the advance against expense reimbursements of $36 (2009 - $45) and $99 (2009 - $118) respectively.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), an indirect subsidiary of APUC and the legal owner of the St. Leon facility. The holders of the Class B Units are entitled to 2.5% of the income allocations and cash distributions from St. Leon LP for a 5 year period commencing June 17, 2008 growing to a maximum of 10% by year 15. In any particular period, cash distributions to the holders of the Class B Units are only to be made after distributions have been made to the other partners, in an aggregate amount, equal to the debt service on the outstanding debt in respect of such period. The related party holders of the Class B units are entitled to cash distributions of $63 (2009 - $64) and $189 (2009 - $221) for the three and nine months ended September 30, 2010 respectively.

APMI is entitled to 50% of the cash flow above a 15% return on investment for the BCI project pursuant to its project management contract. During the three and nine months ended September 30, 2010 and 2009, no amounts were paid under this agreement. In 2008, APMI earned a construction supervision fee of $100 in relation to the development of this project. As of September 30, 2010 this amount is accrued and included in accounts payable on the consolidated balance sheet.

A member of the Board of Directors of APUC is an executive at Emera Inc (“Emera”). A contract with a subsidiary of Emera to purchase energy on Independent System Operator New England (“ISO NE”) and provide scheduling services on ISO NE was included as part of the acquisition of the Energy Services Business associated with the Tinker Acquisition. The contract expired in the three months ended March 31, 2010 and was not renewed. As a result of this contract, during the three months ended March 31, 2010 a subsidiary of Emera provided services to and purchased energy on ISO NE on behalf of the Energy Services Business. In this capacity, APUC paid a subsidiary of Emera an amount of $1,368 (2009 - $nil) which was included as an operating expense on the interim consolidated statement of operations.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

7.	Related party transactions (continued)

During the period ended June 30, 2010, APUC entered into a one year contract with a subsidiary of Emera to provide lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the three and nine months ended September 30, 2010 APUC paid $71 (2009 - $nil) and $132 (2009 - $nil) in relation to this contract. In the same period, APUC issued a letter of credit to a subsidiary of Emera in an amount of U.S. $500 in conjunction with this contract.

APUC has operation and maintenance service agreements with three hydroelectric generating facilities owned by affiliates of APMI. As a result of these agreements, APUC employees operate these hydroelectric generating facilities owned by affiliates of APMI. These facilities are charged on a cost recovery basis for time and material incurred at these sites.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Under these arrangements, as at September 30, 2010 amount due from related parties was $981 (December 31, 2009 - $1,028) and amounts due to related parties was $1,022 (December 31, 2009 - $827).

8.	Basic and diluted net earnings per share/unit

Basic and diluted earnings per share/unit have been calculated on the basis of the weighted average number of shares outstanding during the period. The weighted average number of shares/units outstanding during the period are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Weighted average common shares/units – basic	95,099,989	78,002,990	94,063,029	77,878,983
Trust units issuable on conversion of exchangeable units	—	1,605,598	—	1,732,044

Weighted average shares/units – diluted	95,099,989	79,608,588	94,063,029	79,611,027

Units issuable on conversion of exchangeable units are calculated at the end of the period based on the weighted average exchangeable units outstanding during the period and applying the rate of exchange.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

8.	Basic and diluted net earnings per share/unit (continued)

Shares/units potentially issuable on the conversion of the convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average shares/units for the three and nine months ended September 30, 2010 and 2009. At September 30, 2010, the Company had 40,605,862 shares potentially issuable upon conversion of the convertible debentures. Options to issue 1,102,041 common shares at $4.05 per share were outstanding during a portion of the third quarter of 2010 but were not included in the computation of diluted earnings per share because they are anti-dilutive.

9.	Cash distributions and dividends

All cash distributions and dividends of APUC are made on a discretionary basis as determined by the Board. Dividends are declared to shareholders of record on the last day of each quarter and are paid 15 days after declaration.

For the three and nine month periods ended September 30, 2010, APUC declared cash dividends to shareholders totaling $5,754 (2009 - $4,681) and $17,040 (2009 - $14,022) respectively or $0.06 per share (2009 - $0.06 per unit) and $0.18 per share (2009 - $0.18 per unit) respectively.

At December 31, 2009 all the outstanding Algonquin (AirSource) Power LP exchangeable units were exchanged for APUC shares and no longer exist. Total distributions to the Unitholders of the Algonquin (Airsource) Power LP exchangeable units for the three and nine months ended September 30, 2010 were $nil. Total distributions to the Unitholders of the Algonquin (Airsource) Power LP exchangeable units for the three and nine months ended September 30, 2009 were $94 and $302 respectively and were recorded as a reduction in non-controlling interest on the unaudited consolidated balance sheet.

10.	Non cash operating working capital

The change in non cash operating working capital is compromised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Accounts receivable	$(286)	$2,390	$(3,246)	$2,146
Income tax receivable	(231)	110	567	266
Prepaid expenses	(309)	271	1,252	(531)
Accounts payable and accrued liabilities	(3,665)	(410)	(2,399)	(5,390)
Current income tax liability	469	179	782	(235)

Change in non cash working capital	$(4,022)	$2,540	$(3,044)	$(3,744)

11.	Deferred credits

Included in future income tax recoveries for the three and nine months ended September 30, 2010 are $1,432 (2009 - $nil) and $4,162 (2009 - $nil) respectively related to the recognition of deferred credits from the utilization of future income tax assets recognized at the time of the Unit Exchange Offer.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Segmented Information

APUC has two broad operating segments: Algonquin Power which owns or has interest in 48 renewable energy facilities and 14 high efficiency thermal energy facilities representing more than 490 MW of installed electrical generation capacity; and Liberty Water which owns and operates 19 utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois.

Within Algonquin Power there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Liberty Water provides transportation and delivery of water and wastewater in its service areas.

The operations and assets for these segments are as follows:

Geographic Segments

Algonquin and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenue
Canada	$18,372	$19,638	$52,324	$61,656
United States	27,071	25,472	81,684	82,168

	$45,443	$45,110	$134,008	$143,824

	September 30, 2010	September 30, 2009
Property, plant and equipment
Canada	$469,140	$449,244
United States	$274,446	312,128

	$743,586	$761,372
Intangible assets
Canada	$44,468	$49,085
United States	$33,139	$39,143

	$77,607	$88,228
Other assets
Canada	$860	$3,415
United States	$4,409	$1,642

	$5,269	$5,057

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Segmented Information (continued)

Revenues are attributable to the two countries based on the location of the underlying generating and utility facilities.

Reporting segments

APUC’s reportable segments are Algonquin Power - Renewable Energy, Algonquin Power - Thermal Energy and Liberty Water. The development activities are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the gain on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. Interest expense is allocated to the divisions based on the project level debt related to the facilities in each division. Interest expense on the revolving credit facility is allocated between the reporting segments based on a percentage of the reporting segments share of the total property, plant and equipment and intangible assets. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Segmented Information (continued)

The operations and assets for these segments are as follows:

	Three months ended September 30, 2010
	Power Generation & Development		Total	Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy
Revenue
Energy sales	16,057	14,354	30,411	—	—	30,411
Waste disposal fees	—	3,868	3,868	—	—	3,868
Water reclamation and distribution	—	—	—	10,248	—	10,248
Other revenue	562	354	916	—	—	916

Total revenue	16,619	18,576	35,195	10,248	—	45,443

Operating expenses	7,863	11,387	19,250	5,921	—	25,171

	8,756	7,189	15,945	4,327	—	20,272
Other administration costs	(1,432)	(666)	(2,098)	189	(1,946)	(3,855)
Foreign exchange gain	—	—	—	—	841	841
Interest expense	(1,865)	(215)	(2,080)	(428)	(3,972)	(6,480)
Interest, dividend and other income	230	125	355	57	937	1,349
Gain / (loss) on derivative financial instruments	(2,264)	—	(2,264)	—	1,459	(805)
Amortization of property, plant and equipment	(5,848)	(1,495)	(7,343)	(1,787)	—	(9,130)
Amortization of intangible assets	(1,756)	(695)	(2,451)	(172)	—	(2,623)

Net earnings / (loss) before income taxes and minority interest	(4,179)	4,243	64	2,186	(2,681)	(431)

Property, plant and equipment	395,527	178,502	574,029	169,313	244	743,586

Intangible assets	30,096	24,038	54,134	23,473	—	77,607

Total assets	453,336	223,102	676,438	206,972	86,019	969,429

Capital expenditures	409	1,231	1,640	1,024	2	2,666

Acquisition of operating entities	—	—	—	—	364	364

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Segmented Information (continued)

	Nine months ended September 30, 2010
	Power Generation & Development		Total	Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy
Revenue
Energy sales	58,250	40,424	98,674	—	—	98,674
Waste disposal fees	—	4,875	4,875	—	—	4,875
Water reclamation and distribution	—	—	—	28,002	—	28,002
Other revenue	1,559	898	2,457	—	—	2,457

Total revenue	59,809	46,197	106,006	28,002	—	134,008

Operating expenses	22,037	34,677	56,714	16,829	—	73,543

	37,772	11,520	49,292	11,173	—	60,465
Other administration costs	(3,262)	(1,516)	(4,778)	(1,075)	(3,907)	(9,760)
Foreign exchange gain	—	—	—	—	474	474
Interest expense	(5,374)	(667)	(6,041)	(1,309)	(11,543)	(18,893)
Interest, dividend and other income	632	395	1,027	68	2,614	3,709
Gain / (loss) on derivative financial instruments	(4,532)	—	(4,532)	—	1,587	(2,945)
Amortization of property, plant and equipment	(16,101)	(5,739)	(21,840)	(5,314)	—	(27,154)
Amortization of intangible assets	(4,927)	(2,084)	(7,011)	(508)	—	(7,519)

Net earnings / (loss) before income taxes and minority interest	4,208	1,909	6,117	3,035	(10,775)	(1,623)

Property, plant and equipment	395,527	178,502	574,029	169,313	244	743,586

Intangible assets	30,096	24,038	54,134	23,473	—	77,607

Total assets	453,336	223,102	676,438	206,972	86,019	969,429

Capital expenditures	1,352	11,162	12,514	2,060	79	14,653

Acquisition of operating entities	40,281	—	40,281	2,121	692	43,094

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Segmented Information (continued)

	Three months ended September 30, 2009
	Power Generation & Development		Total	Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy
Revenue
Energy sales	$15,198	$14,941	$30,139	$—	$—	$30,139
Waste disposal fees	—	3,821	3,821	—	—	3,821
Water reclamation and distribution	—	—	—	10,222	—	10,222
Other revenue	—	928	928	—	—	928

Total revenue	15,198	19,690	34,888	10,222	—	45,110

Operating expenses	4,932	13,102	18,034	6,185	—	24,219

	10,266	6,588	16,854	4,037	—	20,891
Other administration costs	(2,079)	(986)	(3,065)	(398)	—	(3,463)
Foreign exchange gain	—	—	—	—	(313)	(313)
Interest expense	(1,763)	(258)	(2,021)	(452)	(2,613)	(5,086)
Interest, dividend and other income	241	425	666	1,448	734	2,848
Gain / (loss) on derivative financial instruments	(591)	(147)	(738)	161	7,677	7,100
Amortization of property, plant and equipment	(4,190)	(3,277)	(7,467)	(2,233)	—	(9,700)
Amortization of intangible assets	(658)	(981)	(1,639)	(174)	—	(1,813)

Net earnings before income taxes and minority interest	1,226	1,364	2,590	2,389	5,485	10,464

Property, plant and equipment	$400,909	$183,573	$584,482	$176,890	$—	$761,372

Intangible assets	31,280	31,421	62,701	25,527	—	88,228

Total assets	450,228	240,469	690,697	213,676	21,329	925,702

Capital expenditures	129	883	1,012	2,283	8	3,303

Acquisition of operating entities	—	—	—	—	113	113

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Segmented Information (continued)

	Nine months ended September 30, 2009
	Power Generation & Development		Total	Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy
Revenue
Energy sales	$51,623	$48,390	$100,013	$—	$—	$100,013
Waste disposal fees	—	10,682	10,682	—	—	10,682
Water reclamation and distribution	—	—	—	29,826	—	29,826
Other revenue	—	3,303	3,303	—	—	3,303

Total revenue	51,623	62,375	113,998	29,826	—	143,824

Operating expenses	15,660	44,954	60,614	18,182	—	78,796

	35,963	17,421	53,384	11,644	—	65,028
Other administration costs	(4,984)	(2,520)	(7,504)	(1,316)	—	(8,820)
Foreign exchange gain	—	—	—	—	1,003	1,003
Interest expense	(5,530)	(870)	(6,400)	(1,573)	(7,769)	(15,742)
Interest, dividend and other income	793	681	1,474	1,411	2,248	5,133
Gain / (loss) on derivative financial instruments	2,456	(811)	1,645	316	13,842	15,803
Amortization of property, plant and equipment	(12,564)	(9,875)	(22,439)	(6,620)	—	(29,059)
Amortization of intangible assets	(1,975)	(2,933)	(4,908)	(566)	—	(5,474)

Net earnings before income taxes and minority interest	14,159	1,093	15,252	3,296	9,324	27,872

Property, plant and equipment	$400,909	$183,573	$584,482	$176,890	$—	$761,372

Intangible assets	31,280	31,421	62,701	25,527	—	88,228

Total assets	450,228	240,469	690,697	213,676	21,329	925,702

Capital expenditures	634	2,857	3,491	6,601	107	10,199

Acquisition of operating entities	—	—	—	—	860	860

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

13.	Derivative instruments

As of September 30, 2010, the fair value of derivative liabilities is as follows:

	September 30, 2010	December 31, 2009
Derivative liabilities:

Interest Rate SWAP – St Leon	$7,045	$4,966
Interest Rate SWAP – revolving credit facility	727	3,260
Foreign exchange forward contracts	742	1,469
Energy forward purchase contracts	884	—

	$9,398	$9,695
Less: current portion	(4,174)	(5,775)

Long term derivative liabilities	$5,224	$3,920

Gain and loss on derivative financial instruments consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Unrealized loss / (gain) on derivative financial instruments:
Foreign exchange contracts	$(870)	$(7,696)	$(727)	$(14,421)
Interest rate swaps	345	(849)	(454)	(5,797)
Energy forward purchase contracts	(534)	—	(2,448)	—

Total unrealized loss / (gain) on derivative financial instruments	$(1,059)	$(8,545)	$(3,629)	$(20,218)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$(167)	$(77)	$(592)	$431
Interest rate swaps	1,453	1,522	4,635	3,984
Energy forward purchase contracts	578	—	2,531	—

Total realized loss/(gain) on derivative financial instruments	$1,864	$1,445	$6,574	$4,415

Loss / (gain) on derivative financial instruments	$805	$(7,100)	$2,945	$(15,803)

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

13.	Derivative instruments (continued):

a)	Foreign Currency Risk

The Company uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from operations. Algonquin only enters into foreign exchange forward contracts with major Canadian financial institutions, thus reducing credit risk on these forward contracts. As at September 30, 2010, Algonquin had a notional amount of U.S. $28,030 in outstanding foreign exchange forward contracts carrying an average rate of $1.016. At September 30, 2010, the fair value of the foreign exchange forward contracts was a $742 liability.

b)	Interest Rate Risk

The Company is exposed to interest rate fluctuations related to certain of its debt obligations, including certain project specific debt and its revolving credit facility.

APUC’s project debt at the St. Leon facility has a balance of $69,175 as at September 30, 2010. The Company has entered into a fixed for floating interest rate swap related to this debt covering the period to September 2015. At September 30, 2010, the fair value of the interest rate swap was a $7,045 liability.

APUC senior revolving credit facility has a balance of $108,928 as at September 30, 2010. The Company has entered into a fixed for floating interest rate swap related to $100,000 of this debt covering the period to December 2010. At September 30, 2010, the fair value of this interest rate swap was a $727 liability.

c)	Energy Price Risk

APUC provides the short-term energy requirements to various customers at fixed rates. The energy requirements of these customers are estimated at approximately 150,000 MW-hrs on an annualized basis. While the Tinker Assets are expected to provide the majority of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term forward energy hedge contracts. APUC has committed to acquire approximately 25,000 MW-hrs of energy over the next 5 months at an average rate of approximately $75 per MW-hr. The mark to market value of these forward energy hedge contracts at September 30, 2010 was a net liability of $884.

14.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.